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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)

                                 DIACRIN, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  25243N 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this / / statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

SEC 1745 (2-95)

CUSIP NO. 25243N 10 3                                        PAGE 2 OF 5 PAGES

--------------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      THOMAS H. FRASER
--------------------------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)  / /       (b)  /X/
--------------------------------------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           560,238(1)
      NUMBER OF      ------------------------------------------------------------------------------------------
       SHARES        6     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY             -0-
        EACH         ------------------------------------------------------------------------------------------
      REPORTING      7     SOLE DISPOSITIVE POWER
       PERSON
        WITH               560,238(1)
                     ------------------------------------------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           -0-
---------------------------------------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      560,238(1)
--------------------------------------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      4.2%
--------------------------------------------------------------------------------------------------------------
 12   TYPE OF REPORTING*

      IN
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------

                               Page 2 of 5 pages

(1) Includes 81,543 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 1996, and 12,500 shares of Common Stock issuable upon the exercise of Common Stock Purchase Warrants originally issued on February 12, 1996.

CUSIP NO. 25243N 10 3                  13G                    Page 3 of 5 Pages




Item 1(a).  Name of Issuer:
----------  ---------------


            Diacrin, Inc. (the "Company")

Item 1(b).  Address of Issuer's Principal Executive Offices:
----------  ------------------------------------------------

            Diacrin, Inc.
            Building 96, 13th Street
            Charlestown Navy Yard
            Charlestown, MA  02129

Item 2(a).  Name of Person Filing:
----------  ----------------------

            Thomas H. Fraser

Item 2(b).  Address of Principal Business Office or, if none, Residence:
----------  ------------------------------------------------------------

            Diacrin, Inc.
            Building 96, 13th Street
            Charlestown Navy Yard
            Charlestown, MA  02129

Item 2(c).  Citizenship.
----------  ------------

            Dr. Fraser is a citizen of the United States of America

Item 2(d).  Title of Class of Securities:
----------  -----------------------------

            Common Stock, $.01 par value

Item 2(e).  CUSIP Number:
----------  -------------

            25243N 10 3

Item 3.     Status if filed pursuant to Rules 13d-1(b) or 13d-2(b):
-------     -------------------------------------------------------

            Not Applicable.

CUSIP NO.  25243N 10 3                 13G                     Page 4 of 5 Pages



Item 4.   Ownership:
-------   ----------

          (a)   Amount Beneficially Owned by Reporting Person,

                (i) 560,238 (1)

          (b)   Percent of Class,
                4.2%

          (c)   Number of Shares as to which Reporting Person has:

                (i) sole power to vote or to direct the vote:

                      560,238 (1)
               (ii) shared power to vote or to direct the vote:

                      -0-

              (iii) sole power to dispose or to direct the disposition of:

                      560,238 (1)

               (iv) shared power to dispose or to direct the disposition of:

                      -0-

Item 5.  Ownership of Five Percent or Less of a Class.
-------  ---------------------------------------------

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:
          ___
         /_X_/


-----------------------------
(1) Includes 81,543 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 1996, and 12,500 shares of Common Stock issuabale upon the exercise of Common Stock Purchase Warrants originally issued on February 12, 1996.

CUSIP NO. 25243N 10 3                  13G                     Page 5 of 5 Pages




                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                              February 6, 1997


                                              /s/ Thomas H. Fraser
                                             ------------------------------
                                             Thomas H. Fraser
                                             President and
                                             Chief Executive Officer